Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
January 27, 2006

Re:	Collegiate Funding Services, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 10, 2006; File No. 0-50846
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jessica Livingston Michael Clampitt
Dear Ms. Livingston and Mr. Clampitt:
     On behalf of Collegiate Funding Services, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telecopy on January 20, 2006 (the “Comment Letter”), concerning the Company’s preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the Company’s response thereto.
     We are enclosing with this response letter the revised preliminary proxy statement, which is also being filed with the Commission today (the "Proxy Statement”). Page references included in the responses to the Staff’s comments are to pages in the Proxy Statement. In addition, marked copies of the Proxy Statement showing changes to the Proxy Statement from the original filing are being provided to the Staff to expedite its review.
     We appreciate the Staff’s willingness to review our draft response supplementally. We are hoping to hold our special meeting on March 2, 2006, and accordingly, are hoping to mail the Proxy Statement to our stockholders by no later than Monday night, January 30, 2006. We would greatly appreciate any assistance you can provide in this regard, so that we may file our definitive response letter and Proxy Statement with the Commission on Monday and mail the Proxy Statement to our stockholders that evening.
Notice of Special Meeting
1.	Revise Item 1 or add another item to disclose the cash out of restricted stock awards and stock options, whether vested or not.

Response:

The Company has revised Item 1 to disclose the cash out of restricted stock awards and stock options, whether vested or not.

Securities and Exchange Commission
  Division of Corporation Finance
January 27, 2006

Questions and Answers, page ii
2.	Revise the Question, “What do I need to do now”, to also indicate that those seeking appraisal rights must notify the Company prior to the meeting. In addition, add a question captioned, “How do I perfect my appraisal rights”, and include therein the steps that need to be taken or not taken and the timeframes involved as well as the address for notification and the information that is required to be included in any notification.

Response:

The Company has revised the response to the question “What do I need to do now” to indicate that those seeking appraisal rights must notify the Company prior to the special meeting. In addition, the Company has added on page iv a new question “How do I perfect my appraisal rights” and included the information requested by the Staff.
Summary
Opinion of Goldman, Sachs & Co., page 4
3.	Here and in the main section, please state the advisor’s fee as a dollar amount.

Response:

The Company has added disclosure on page 4 and on page 25 setting forth Goldman Sachs’ fee as a dollar amount.
Interests of the Company’s Directors ..., page 4
4.	Please add another bullet disclosing the number of shares held by officers and directors and the aggregate proceeds to be received thereon. In addition, quantify in the first, second and fourth bullets, as appropriate, the aggregate amounts to be received from: unvested/unexercisable options and stock grants, vested/exercisable options and stock grants, the conversion of restricted stock and the new change of control provisions. Finally, disclose whether the benefits under the new employment agreements exceed the old agreements and, if so, quantify the dollar increase.

Response:

The Company has added a new bullet on page 4 disclosing the number of shares held by officers and directors and the aggregate proceeds to be received thereon. In addition, the Company has revised the second, third, and fifth bullet on pages 4 and 5 to include the information referenced in the Staff’s question. Finally, with respect to whether the benefits under the new employment agreements exceed the benefits under the old agreements, the arrangements under the new and old employment agreements are not readily comparable, so the Company has added a reference on page 5 stating that the differences between the employment agreements are described under “Interests of the Company’s Directors and Executive Officers in the Merger—Retention Letters with JPMorganChase” and has included additional disclosure on pages 27 and 28 of the proxy statement to address the Staff’s comments.

Securities and Exchange Commission
  Division of Corporation Finance
January 27, 2006

Termination Fees..., page 6
5.	Revise to disclose, if true, that no termination or other fees will be payable if shareholders disapprove the merger.

Response:

The Company has revised the disclosure on page 6 to address the Staff’s comment.
Rights of Appraisal, page 7
6.	Revise the second paragraph to disclose all of the procedures required to perfect appraisal rights, including the information required in the written demand and the address where demand notices are to be sent.

Response:

The Company has revised the second paragraph under “Rights of Appraisal” on page 7 to address the Staff’s comment.
Submitting Proxies Via the Internet or by Telephone, page 11
7.	Provide the staff with the telephone script and the website disclosures.

Response:

The Company is supplementally providing the Staff with the telephone script and website disclosures, which are attached to this letter as Annex A.
The Merger
Background of the Merger, page 13
8.	With regard to the third paragraph, advise the staff if Mr. Morrow and the board’s decision to pursue strategic alternatives including the possible sale of the Company was subsequently disclosed to shareholders and, if so, the first date and means of that disclosure.

Response:

The decision to pursue strategic alternatives including the possible sale of the Company was not disclosed to shareholders prior to the announcement of the transaction with JPMorganChase.

9.	With regards to disclosures in the last few paragraphs on page 14 that the final bids were due from 4 potential bidders on November 30, revise to disclose whether any other bids were received and disclose the material terms of those bids. In addition, if there were other bids, revise to disclose why and how the board determined the bid to accept and the reasons.

Response:

We respectfully believe the disclosure that is currently set forth in the proxy statement is adequate.

Securities and Exchange Commission
  Division of Corporation Finance
January 27, 2006

Opinion of Goldman Sachs
Discounted Cash Flow Analysis, page 23
10.	Revise the end of the discussion to clarify the rationale behind using “theoretical analysis” of the cost of capital and rates of 10% — 14%.

Response:

The Company has revised the disclosure on page 23 to address the Staff’s comment.
The Support Agreement, page 43
11.	Revise to disclose whether or not Lightyear or any related entities or persons have any existing, pending or contemplated relationships/transactions with JPMorgan or its affiliates.

Response:

The Company has revised the second paragraph on page 45 to address the Staff’s comment.
* * * * *
     The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to Charles Terribile of Collegiate Funding Services, Inc. at (540) 368-5948 or Caroline B. Gottschalk of this office at (212) 455-3523.
Very truly yours,
Simpson Thacher & Bartlett LLP

cc:	Charles Terribile
Collegiate Funding Services, Inc.